Exhibit 99.1

TeliaSonera has Increased Shareholding in NextGenTel to 90.5 percent

STOCKHOLM, Sweden--(BUSINESS WIRE)--May 18, 2006--TeliaSonera has through market purchases acquired an additional 8.2 percent shareholding (2,344,551 shares) in NextGenTel Holding ASA at an average price of 65.10 NOK (78.16 SEK) per share, reaching a shareholding of 90.5 percent of shares outstanding.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2005 TeliaSonera had 19,146,000 mobile customers (69,887,000 incl associated companies) and 7,064,000 fixed telephony customers (7,688,000 incl associated companies) and 2,263,000 internet customers (2,331,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki
Stock Exchange. Net sales January-December 2005 amounted to SEK 87.7 billion. The number of employees was 28,175.

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

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CONTACT: TeliaSonera AB
Birgitta Grafstrom, +46-(0)8-713 58 30